BB 3/10

09059508

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PNC Fund Distributor, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

-0 High Street, Suite 302
(No. and Street)

Boston — MA — 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike — 614-416-8821
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

SEC Mail Processing Section

Becker Farm Road — Roseland — NJ — 07068
(Address) (City) (State) (Zip Code)

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23 gd

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the ·est of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 'NC Fund Distributor, LLC, as of Dcember 31, 20 08, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

NICOLE N. SCOTT
NOTARY PUBLIC MAINE
MY COMMISSION EXPIRES JULY 17, 2010

'his report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC FUND DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
PNC Fund Distributor, LLC

We have audited the accompanying statement of financial condition of PNC Fund Distributor, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited liability company), formerly PNC Fund Distributor, Inc., as of December 31, 2008, and the related statements of operations, changes in equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PNC Fund Distributor, LLC as of December 31, 2008, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
February 24, 2009

PNC FUND DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	586,413
Distribution fees receivable		67,368
Prepaid expenses		11,644
Other receivables		12,953
Total assets	$	678,378

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued distribution fees	$	537,909
Payable to related parties		29,258
Accrued expenses		27,500
Total liabilities		594,667
Commitments and contingencies		
Member's equity		83,711
Total liabilities and member's equity	$	678,378

See Notes to Financial Statements.

PNC FUND DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenues:	
Distribution fees	$ 978,765
Commissions	1,059
Base distribution fees	75,000
License and fees rebill	16,748
Other income	3,701
Total revenues	1,075,273
Expenses:	
Distribution expense	978,765
Commission expense	1,059
Administrative service fee to related party	78,259
Professional fees	37,687
Licenses and fees	23,890
Other expenses	666
Total expenses	1,120,326
Net loss	$ (45,053)

See Notes to Financial Statements.

PNC FUND DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Operating activities:	
Net loss	$ (45,053)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in distribution fees receivable	24,819
Increase in prepaid expenses	(533)
Decrease in other receivables	32,869
Increase in accrued distribution fees	47,666
Increase in payable to related parties	28,958
Increase in accrued expenses	3,500
Net cash provided by operating activities and net increase in cash	92,226
Cash, beginning of year	494,187
Cash, end of year	$ 586,413

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization:

PNC Fund Distributor, LLC (the "Company"), formerly known as PNC Fund Distributor, Inc., is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors LLC ("Foreside" or "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Effective January 1, 2008, the Company adopted a limited liability company agreement and converted from a corporation to a limited liability company. Accordingly, the Company changed its name to PNC Fund Distributor, LLC. The limited liability agreement provides for the Company to exist in perpetuity.

The Company serves as distributor and principal underwriter for PNC Funds, Inc. as well as the PNC closed end funds (the "Funds") and substantially all of the Company's revenues are earned from the Funds or from the investment advisor to the Funds. The sales of the Funds' shares are executed by third party broker-dealers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash:

The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2008, the Company had cash in excess of insured limits of approximately $294,000.

Revenue recognition:

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and, pursuant to EITF 85-24 "Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge," are accrued monthly.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

Revenue recognition (concluded):

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Such transactions are recorded as net commission income. Certain commission income is earned by the Company as the broker-dealer of record for investors who purchase directly from the Funds.

Base distribution fees not paid out of the Funds' 12b-1 plan are fees paid by the Funds' investment advisor for the provision of distribution services to the Funds. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' advisor to compensate the Company for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

Distribution and distribution related expense:

Distribution expense represents 12b-1 fees predominantly incurred to the dealer of record. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the distribution plan. Accrued distribution related expenses (which are included in distribution fees payable and result from unpaid distribution fees and certain commissions earned by the Company) include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

Receivables:

On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit considerations. At December 31, 2008, no allowance for doubtful accounts was deemed necessary.

Income taxes:

Effective January 1, 2008, as the Company became a single member limited liability company, the Company is considered a disregarded entity for Federal income tax purposes. Any income or loss generated is passed through to the member.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Note 2 - Summary of significant accounting policies (concluded):

New accounting pronouncements:

In June 2006, Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption of FIN 48 for most nonpublic enterprises to annual periods beginning after December 15, 2008. Many pass-through entities have not previously applied the provisions of SFAS No. 109 and during the deferral period the FASB plans to issue guidance on how to apply the provisions of FIN 48 to these entities. The Company, pursuant to the FSP, has elected to defer its application until its required effective date of January 1, 2009. Management does not expect the adoption of FIN 48 to have a material effect on the financial condition or the results of operations of the Company.

Note 3 - Related party transactions:

Foreside provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Company an administrative service fee for these services designed to cover the costs of providing such services. At December 31, 2008, amounts due to Foreside for these services amounted to $16,305. The aggregate amount charged to the Company, by Foreside, was $78,259 for the year ended December 31, 2008. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

At December 31, 2008, $12,500 is due to another subsidiary of Foreside for expenses paid on behalf of the Company.

Note 4 - Net capital requirement:

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2008, the Company had net capital of $59,114, which was $19,470 in excess of its minimum required net capital of $39,644. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 10.06 to 1.

Note 5 - Regulatory compliance:

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

Note 6 - Contracts:

The Company has a Distribution Agreement with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The original term of the Agreement continued through November 30, 2008, at which time it was renewed through November 30, 2009. Thereafter, if not terminated, the Agreement shall continue with respect to the Funds automatically for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the Funds' Board of Trustees who are not parties to this Agreement or interested persons of any such party and (b) by the vote of the Funds' Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund. The Agreement is terminable without penalty with 60 days' prior written notice, by the Funds' Board of Trustees, by a vote of a majority of the outstanding voting securities of the Funds, or by the Company. The Company has also entered into a Distribution Services Agreement with the Funds' investment advisor (the "Services Agreement") which continues in effect through the term of the Distribution Agreement. The Company receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

In accordance with the Distribution Agreement, the Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

The Company is entitled to receive the compensation and reimbursement of the expenses set forth in the Distributor Services Agreement, based on the services selected. The Distributor Services Agreement contains a fixed annual fee plus a variable portion if additional services are provided. Pursuant to the Distributor Services Agreement, if the Funds are not authorized to compensate and reimburse the Company in full in accordance with the Agreement, the investment advisor shall compensate and reimburse the Company to the extent that the Funds are not so authorized. The revenue is realized as base distribution fees.

Note 6 - Contracts (concluded):

The Company has an agreement with a third party financing agent with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under this agreement, the third party financing agent receives all contingent deferred sales charges, 12b-1 fees and shareholder servicing fees from the Funds. The financing agent pays the Company the amount of the commission due to the selling broker-dealers and the Company then remits such amount to the selling broker-dealers.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 - Subsequent events:

The Company received a capital contribution from its Parent in the amount of $100,000 on January 14, 2009.

PNC FUND DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

Net capital:	
Member's equity	$ 83,711
Deduct nonallowable assets:	
Prepaid expenses	11,644
Other receivables	12,953
Total	24,597
Net capital	$ 59,114
Aggregated indebtedness - total liabilities	$ 594,667
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 39,644
Excess net capital	$ 19,470
Excess net capital at 1,000%	$ (353)
Ratio of aggregate indebtedness to net capital	10.06 to 1

There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2008.

See Report of Independent Public Accountants.

PNC FUND DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

SCHEDULE II - DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2008

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Member
PNC Fund Distributor, LLC

In planning and performing our audit of the financial statements of PNC Fund Distributor, LLC (the "Company") (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited liability company), formerly PNC Fund Distributor, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
February 24, 2009

J.H. COHN LLP
Accountants and Consultants since 1919

Ranked Among the Top 20 Accounting and Consulting Firms in the United States
Member of Nexia International, a Worldwide Network of Independent Accounting and Consulting Firms
www.jhcohn.com 1-877-704-3500

PNC Fund Distributor, LLC
(A Wholly-Owned Subsidiary of
Foreside Financial Group, LLC and
a Limited Liability Company),
Formerly PNC Fund Distributor, Inc.

Report on Financial Statements
(With Supplementary Information)
Year Ended December 31, 2008

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
111